SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,

Kiryat Weizman, Nes Ziona 74140 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTICE OF A SPECIAL GENERAL MEETING
OF SHAREHOLDERS

September 13, 2004

        Notice is hereby given that a Special General Meeting (the “Meeting”) of the shareholders of Arel Communications and Software Ltd. (the “Company”) will be held at the Company’s offices at 22 Einstein Street, Park Hamadah, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel, on September 13, 2004 at 11:00 (Israel time) for the following purposes:

1.	To approve and ratify the terms of the compensation agreement between the Company and Mr. George Morris, one of the Company’s directors and its chairman.

2.	To elect Mr. Amos Sapir as one of the Company’s outside directors for an additional three year period commencing from the date of the Meeting.

3.	To approve and ratify the terms of compensation of the Company’s outside directors.

        Shareholders of record at the close of business on August 5, 2004, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, August 9, 2004

PROXY STATEMENT

AREL COMMUNICATIONS AND SOFTWARE LTD.

22 Einstein St., Park Hamada, Building 22,
Kiryat Weizmann, Nes Ziona, 74140
Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 13, 2004

INTRODUCTION

        This Proxy Statement is being furnished to shareholders of Arel Communications and Software Ltd., an Israeli corporation (“Arel” or the “Company”), in connection with the solicitation of proxies by the board of directors of Arel (the “Board of Directors”) for use at a Special General Meeting of shareholders to be held on September 13, 2004 and at any adjournment thereof (the “Meeting”). This Proxy Statement and the accompanying form of proxy are being mailed to our shareholders on or about August 9, 2004.

PURPOSE OF THE MEETING

        At the Meeting, the shareholders of Arel will be asked to consider and vote upon the following matters:

1.	To approve and ratify the terms of the compensation agreement between the Company and Mr. George Morris, one of the Company’s directors and its chairman.

2.	To elect Mr. Amos Sapir as one of the Company’s outside directors for an additional three year period commencing from the date of the Meeting.

3.	To approve and ratify the terms of compensation of the Company’s outside directors.

VOTING

        Only holders of record of our ordinary shares, nominal value NIS 0.001 per share (“Shares”), at the close of business on August 5, 2004 (the “Meeting Record Date”), are entitled to vote at the Meeting. As of the Meeting Record Date, we had 13,236,916 Shares outstanding and entitled to vote (without taking into account options and warrants to purchase Shares). Every Share will entitle its holder to one vote upon each of the matters to be presented at the Meeting. All such Shares entitled to vote at the meeting are referred to herein as “Record Shares”. A quorum must be present in order for the Meeting to be held. The presence in person or by proxy of at least two shareholders holding Record Shares that are entitled to vote in the aggregate at least 51% of the votes of all holders of Record Shares will constitute a quorum for the transaction of business at the Meeting. Our Articles of Association do not permit cumulative voting for the election of directors or for any other purpose.

        Abstentions and broker non-votes are counted as shares present for the determination of a quorum.

        If within one-half hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, September 20, 2004, at the same time and place, without it being necessary to notify the shareholders, or, if the Board of Directors so decides, to such other day, time and place as shall be determined by the Board of Directors by notice to the shareholders. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed for holding the meeting, subject to applicable law, two members present in person or by proxy shall constitute a quorum.

        Proposals 1 and 3 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

        Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least: (i) a majority of the votes actually cast with respect to such proposal, including the affirmative vote of at least one third of the votes of shareholders present in person or by proxy at the Meeting that are not controlling shareholders of the Company (as such term is defined in the Israel Securities Law, 1968) or (ii) the majority of votes at the Meeting on condition that the total of opposing votes from among the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

PROXIES

        The enclosed proxy is being solicited for use at the Special General Meeting of shareholders to be held on September 13, 2004, or at any adjournment thereof. Proxies are being mailed and/or delivered in person to shareholders on or about August 9, 2004. We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        All Record Shares represented by properly executed proxies received by us at least twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. A shareholder may vote in favor of a proposal or against a proposal or may abstain from voting on a proposal. Shareholders should specify their choice on the accompanying proxy card. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the resolutions proposed at the Meeting. A shareholder returning a proxy may revoke it at any time up to one (1) hour prior to commencement of the Meeting by: (i) communicating such revocation in writing to our Chief Financial Officer, or (ii) by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Arel Communications and Software Ltd., 22 Einstein Street, Park Hamada, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel, Attention: Chief Financial Officer.

PRINCIPAL SHAREHOLDERS

        The following table and notes thereto set forth certain information as of July 26, 2004, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934, as amended) of ordinary shares by: (i) each person or entity who, to our knowledge, beneficially owned more than 5% of our outstanding ordinary shares and (ii) all current directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)
Name and Address	Number	Percent
Clayton L. Mathile 6450 Sand Lake Road, Suite 200, Dayton OH 45414, USA	4,377,390(2)	33.07%
Polar Communications Ltd. 21 Ha'arba'a Street Tel Aviv 64739, Israel	1,842,709	13.92%
All officers and directors as a group (9 persons)	1,230,802	9.3%

(1)	The table above includes the number of shares underlying options that are exercisable within 60 days of July 26, 2004. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)	According to a Schedule 13D/A, dated July 1, 2004, filed by Clayton L. Mathile, Mr. Mathile is the beneficial owner of, and has sole voting and dispositive power over, 4,377,390 Shares.

At the Meeting, our shareholders will be asked to vote on the following proposals:

PROPOSAL NO.1

APPROVAL AND RATIFICATION OF AGREEMENT WITH
MR. GEORGE MORRIS

        On June 30, 2004, Mr. Izhak Gross, announced and tendered his resignation as active chairman and as a director of the Company. Following such resignation, the Board of Directors elected Mr. George Morris as Chairman of the Board Directors.

        Mr. Morris began serving as a director of our Company in January 2004. He currently serves as a consultant to a number of companies and serves on the board of directors of a private company. Between May 1996 and April 2000, Mr. Morris held the position of senior vice president and chief financial officer of the Iams Company, a global pet food company that was acquired by Proctor and Gamble in 1999. Between 1993 and 1996, he held various positions with the Borden Corporation, including vice president of strategy, chief financial officer and president of the pasta and sauce business, the latter position which he held for almost 2 years before joining the Iams Company. Between the years 1972 and 1993, Mr. Morris held various senior executive positions with General Foods Corporation. Mr. Morris holds a bachelors degree in business administration in accounting from St. Bonaventure University, a masters of business administration degree from New York University, and has studied in the advanced management program at the Amos Tuck Graduate Business School at Dartmouth College.

        Subject to our shareholders’ approval, the Company entered into an agreement with Mr. Morris (the “Agreement”) regarding the provision of services by Mr. Morris as Chairman of the Board of Directors.

        The following is a summary of the terms of the Agreement:

—	Mr. Morris shall serve as the Chairman of the Board of Directors in a non-employee capacity, subject to his appointment as a director by the Company’s shareholders.

—	The term of the Agreement is three years commencing July 1, 2004 with automatic one year renewals, unless written notice is given by either party least six (6) months prior to any extension of the term.

—	Mr. Morris shall receive a quarterly retainer fee of $21,250 payable in advance. Such fee shall be adjusted upward to equal twice the fee paid in cash to any other director of Arel, but shall not exceed an annual rate of $100,000.

—	The Company shall grant Mr. Morris options to purchase 150,000 Shares at a purchase price of $1.51 per share (which was the closing price of Arel’s shares on the date of the grant). Such options shall vest in three installments of 50,000 shares each on June 30, 2005, 2006 and 2007 respectively, and are subject to the terms and conditions of the option agreement entered into between Arel and Mr. Morris, which provide for accelerated vesting of the options as described below.

—	The Company shall reimburse Mr. Morris for all reasonable out-of-pocket expenses incurred in connection with performance of his duties under the Agreement.

—	Arel shall amend its Articles of Association to provide for the exemption and indemnification of Mr. Morris in connection with his duties as an officer of the Company, to the fullest extent permitted under Israeli law and to cause Mr. Morris to be included as an insured party under its directors’ and officers’ liability insurance coverage at all times.

—	If the Agreement is terminated by (a) Mr. Morris due to: (i) the assignment to Mr. Morris, without his consent, of any duties inconsistent with the duties contemplated by the Agreement; (ii) Mr. Morris’ determination in good faith during the pendency of a Change of Control (as defined in the Agreement), that, due to such Change in Control, he is not able to effectively discharge his duties under the Agreement; or (iii) any material breach by Arel of the Agreement, or (b) following a Change in Control in Arel, in which case the Agreement shall automatically terminate, then the Company shall pay Mr. Morris an amount equal to the aggregate amount of the fees to which he would have been entitled during the remainder of the term of the Agreement, had the Agreement not been terminated and the aforesaid options shall be immediately vest.

—	Mr. Morris may also terminate the Agreement if he is not elected as a Director and Chairman of the Board (or is removed from such positions) and Arel may terminate the Agreement on account of Mr. Morris’ Disability or for Cause (as such terms are defined in the Agreement).

—	Arel shall reimburse Mr. Morris for all legal fees and expenses reasonably incurred by him in connection with the Agreement as well as legal expenses incurred in contesting or disputing any termination of the Agreement or enforcing any of his rights or benefits thereunder, provided a court finds for Mr. Morris.

        The Agreement has been approved by the Company’s audit committee and by the Board of Directors.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, that the entering into, and the terms of, the compensation agreement with Mr. George Morris are hereby approved and ratified.”

        Our board of directors recommends a vote FOR approval of the entering into, and the terms of, the compensation agreement with Mr. George Morris.

PROPOSAL NO.2

TO ELECT MR. AMOS SAPIR AS AN OUTSIDE DIRECTOR FOR AN
ADDITIONAL THREE YEAR PERIOD COMMENCING
FROM THE DATE OF THE MEETING

        The Israel Companies Law – 1999 requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company (other than having served as an outside director of the company). The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Additionally, no person may serve as an outside director in a company if one of the company’s other directors serves as an outside director in another company in which such person serves as a director and no person may serve as an outside director if such person is a member or employee of the Israel Securities Authority, or if such person is a member of the board or an employee of an Israeli stock exchange.

        The initial term of an outside director is three years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In general, each committee of our board of directors must include at least one outside director and all outside directors must be members of the Company’s audit committee.

        Currently, Ms. Ephrat Bronfeld is serving as one of our two required outside directors.

        The Board of Directors has nominated Mr. Amos Sapir, who was elected as an outside director of the Company in June 2001, for election as an outside director to serve for an additional period of three years and until his respective successor is duly elected and shall qualify. Mr. Sapir has advised us that he will serve as an outside director if elected.

The following table provides certain relevant information concerning Mr. Sapir, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation	Shares beneficially owned on July 26, 2004(1)	Percent of Class
Amos Sapir	65	In June 2001, Mr. Sapir was elected as an outside director of the Company for a three year term. Since 1997, Mr. Sapir has held several positions. He has served as chairman of Maalot the Israel Securities Rating Company Ltd., a board member of various private and public companies, chairman of a kibbutz and an economic and business consultant. From 1980 to 1997, he held several management positions at Clal (Israel) Ltd. Mr. Sapir has a Bachelor of Arts degree in Economics and International Relations from the Hebrew University of Jerusalem, a Masters in Business Administration and a PhD from Columbia University, New York.	0	0%

(1) For this purpose, “beneficial ownership” means voting or investment power with respect to, or the right to acquire, ordinary shares, at any time within 60 days of July 26, 2004.

Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the Meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, that Mr. Amos Sapir is hereby elected to serve as an outside director of the Company for a three year term and until his respective successor is duly elected and shall qualify.”

The Board of Directors recommends that the shareholders vote FOR the approval of the appointment of Mr. Amos Sapir as an outside director.

PROPOSAL NO.3

TO APPROVE THE TERMS OF COMPENSATIONOF
THE COMPANY’S OUTSIDE DIRECTORS

        We propose to pay our outside directors an annual fee of NIS 34,122 (approximately US$ 7,545) and a fee of NIS 1,270 (approximately US$ 280) for participation in board and board committee meetings. In accordance with regulations promulgated under the Israel Companies Law (The Israel Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) – 2000), the aforementioned terms of compensation are linked to the Israeli consumer price index as set forth therein and require approval of the Company’s shareholders.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, that the terms of the compensation of the Company’s outside directors are hereby approved and ratified.”

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors, Nes Ziona, Israel August 9, 2004

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: August 9, 2004